SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Arbinet-thExchange, Inc.
(Name of Issuer)
————————————————
Common Stock, $0.001 par value
(Title of Class of Securities)

03875P100
————————————————
(CUSIP NUMBER)

Alex Mashinsky
Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, Tennessee 38120
(646) 662-2909

With a copy to
Joseph Cannella, Esq.
Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016
(212) 779-9910
————————————————
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 16, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Page of 12)
---------------
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 03875P100

1.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Alex Mashinsky

I.D. No.:

2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds: PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

Number of Shares	7.	Sole Voting Power: 20,320
Beneficially Owned By	8.	Shared Voting Power: 1,626,089
Each Reporting	9.	Sole Dispositive Power: 20,320
Person with	10.	Shared Dispositive Power: 1,626,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,646,409 shares of common stock.

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount In Row 11: 6.4%**

14.	Type of Reporting Person: IN
______________________
** Based upon 25,855,140 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2006.

SCHEDULE 13D

CUSIP NO. 03875P100

1.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Governing Dynamics Investments, LLC

I.D. No.:

2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: None
Beneficially Owned By	8.	Shared Voting Power: 1,626,089
Each Reporting	9.	Sole Dispositive Power: None
Person with	10.	Shared Dispositive Power: 1,626,089
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,626,089 shares of common stock.

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount In Row 11: 6.3%**

14.	Type of Reporting Person: OO

______________________
** Based upon 25,855,140 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2006.

SCHEDULE 13D

CUSIP NO. 03875P100

1.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Ms. Thai Lee*

I.D. No.:

2.	Check the Appropriate Box if a Member of a Group
(a) ☒ *
(b) ☐

3.	SEC Use Only

4.	Source of Funds: Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

Number of Shares	7.	Sole Voting Power: None
Beneficially Owned By	8.	Shared Voting Power: None
Each Reporting	9.	Sole Dispositive Power: None
Person with	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount In Row 11: 0%

14.	Type of Reporting Person: IN

______________________
* Ms. Thai Lee and the Thai Lee 2003 GRAT Agreement A are included as Reporting Persons solely because they may be deemed members of a group as a result of (a) the loans and pledge arrangements described in Items 3 and 6 below and (b) their right to 50% of any profit which may be realized upon the sale of 1,079,961 shares of Common Stock of the Issuer which were acquired with the proceeds of certain of the loans made by Ms. Lee and the Thai Lee 2003 GRAT Agreement A described in Items 3 and 6 below.

SCHEDULE 13D

CUSIP NO. 03875P100

1.	Name of Reporting Person;
S.S. or I.R.S. Identification No. of Above Person

Thai Lee 2003 GRAT AGREEMENT A*

I.D. No.:

2.	Check the Appropriate Box if a Member of a Group
(a) ☒*
(b) ☐

3.	SEC Use Only

4.	Source of Funds: Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New Jersey

Number of Shares	7.	Sole Voting Power: None
Beneficially Owned By	8.	Shared Voting Power: None
Each Reporting	9.	Sole Dispositive Power: None
Person with	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None.

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount In Row 11: 0%

14.	Type of Reporting Person: OO

______________________
* Ms. Thai Lee and the Thai Lee 2003 GRAT Agreement A are included as Reporting Persons solely because they may be deemed members of a group as a result of (a) the loans and pledge arrangements described in Items 3 and 6 below and (b) their right to 50% of any profit which may be realized upon the sale of 1,079,961 shares of Common Stock of the Issuer which were acquired with the proceeds of certain of the loans made by Ms. Lee and the Thai Lee 2003 GRAT Agreement A described in Items 3 and 6 below.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 27, 2006 (the “Original Schedule 13D”).

This Amendment relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Arbinet-thExchange, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.

Item 2.Identity and Background.

Item 2 is amended and supplemented by adding thereto the following:

This Amendment is filed by (i) Alex Mashinsky, an individual (“Mr. Mashinsky”); (ii) Governing Dynamics Investments, LLC, a Delaware limited liability company of which Mr. Mashinsky is the sole member and manager (“Governing Dynamics” and, together with Mr. Mashinsky, the “Mashinsky Reporting Persons”); (iii) Thai Lee, an individual (“Ms. Lee”); and (iv) the Thai Lee 2003 GRAT Agreement A, a grantor retained annuity trust formed on January 29, 2003 of which Ms. Lee is the trustee with sole authority to make investment decisions (the “Trust” and, together with Ms. Lee, the “Lee Reporting Persons”). The Mashinsky Reporting Persons and the Lee Reporting Persons are occasionally referred to as the “Reporting Persons.”

The Original Schedule 13D was filed by a group comprising the Reporting Persons, as well as Mr. Robert A. Marmon (“Mr. Marmon”). For purposes of the Original Schedule 13D, the term “Mashinsky Reporting Persons” also included Mr. Marmon. As discussed further in Item 4 below, Mr. Marmon is no longer part the filing group; accordingly, he is no longer included as a Mashinsky Reporting Persons nor is he otherwise included as a person filing this Amendment.

The Trust is a member of the filing group solely by reason of its sharing arrangement with Mr. Mashinsky, as further described in Item 4 below, and the pledge of Shares by Mr. Mashinsky and Governing Dynamics to the Trust, as further described in Item 3 below. Ms. Lee is a member of the filing group solely by reason of her sharing arrangement with Mr. Mashinsky, as further described in Item 3 below, and the pledge of Shares by Mr. Mashinsky and Governing Dynamics to Ms. Lee, as further described in Item 3 below. Each Reporting Person disclaims beneficial ownership of the Shares of Common Stock held by each other Reporting Person; except that Mr. Mashinsky does not disclaim beneficial ownership of Shares of Common Stock held by Governing Dynamics.

Item 3.Source and Amount of Funds.

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

The following loans were made to Mr. Mashinsky for the purpose of either acquiring Shares or in order to satisfy margin calls issued to Governing Dynamics:

A. On March 3, 2006, Ms. Lee loaned Mr. Mashinsky $3,500,000 for the purpose of acquiring 532,376 Shares. This loan was made pursuant to the terms of the Lee Loan Agreement described in the Original 13D. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “First Note”), attached as Exhibit F, which sets forth the terms of the loan agreed to by the parties. Under the terms of the First Note: (a) the loan is due on May 31, 2007, (b) bears interest at the rate of 12% per annum commencing on January 1, 2007 and (c) Ms. Lee is entitled to 50% of the profit realized on any sale of the Shares acquired with the proceeds of this loan.

B. On March 21, 2006, Ms Lee loaned Mr. Mashinsky $1,600,000 for the purpose of acquiring 243,371 Shares. This loan was made pursuant to the terms of the Lee Loan Agreement described in the Original 13D. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Second Note”), attached as Exhibit G, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Second Note: (a) the loan is due on May 31, 2007, (b) bears interest at the rate of 12% per annum commencing on January 1, 2007 and (c) Ms. Lee is entitled to 50% of the profit realized on any sale of the Shares acquired with the proceeds of this loan.

C. On March 27, 2006, the Trust loaned Mr. Mashinsky $2,000,000 for the purpose of acquiring 304,214 Shares. This loan was made pursuant to the terms of the Trust Loan Agreement described in the Original 13D. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Third Note”), attached as Exhibit H, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Third Note: (a) the loan is due on December 31, 2007, (b) bears interest at the rate of 12% per annum commencing on January 1, 2007 and (c) Ms. Lee is entitled to 50% of the profit realized on any sale of the Shares acquired with the proceeds of this loan.

D. On May 23, 2006, Ms. Lee loaned Mr. Mashinsky $350,000 for the purpose of satisfying a margin call issued to Governing Dynamics by National Financial Services. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Fourth Note”), attached as Exhibit I, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Fourth Note: (a) the loan is due on April 30, 2007, and (b) bears interest at the rate of six percent per annum from the date of the loan through December 31, 2006 and 12% per annum thereafter. Ms. Lee is not entitled to any profit realized on the sale of the Shares upon repayment of this loan.

E. On June 16, 2006, Ms Lee loaned Mr. Mashinsky $2,622,008.39 for the purpose of satisfying a margin call issued to Governing Dynamics by National Financial Services. On December 15, 2006, Mr. Mashinsky delivered to Ms. Lee a Confirmatory Negotiable Promissory Note (the “Fifth Note”), attached as Exhibit J, which sets forth the terms of the loan agreed to by the parties. Under the terms of the Fifth Note: (a) the loan is due on April 30, 2007, and (b) bears interest at the rate of six percent per annum from the date of the loan through December 31, 2006 and 12% per annum thereafter. Ms. Lee is not entitled to any profit realized on the sale of the Shares upon repayment of this loan.

In addition, Mr. Mashinsky and each of Ms. Lee and the Trust entered into those certain Confirmatory Pledge Agreements (the “Pledge Agreements”), each dated as of December 15, 2006, attached as Exhibit K and L, respectively. Pursuant to the terms of the Pledge Agreements, Mr. Mashinsky pledged to Ms. Lee and the Trust, among other securities, all of the Shares acquired by the proceeds of the loans described in items (i)-(iii) above and any additional Shares owned, directly or indirectly, by Mr. Mashinsky. 1,646,409 Shares are currently subject to such pledge arrangements.

A portion of the working capital with which Governing Dynamics purchased its Shares was contributed to Governing Dynamics by Mr. Mashinsky subsequent to entering into the Lee Loan Agreement and the Trust Loan Agreement (as those terms are defined in the Original Schedule 13D).

Item 4.Purpose of Transaction.

Item 4 of the Original 13D is amended and restated in its entirety as follows:

The Mashinsky Reporting Persons originally acquired their respective Shares for investment purposes. In addition, the Mashinsky Reporting Persons, together with Mr. Marmon, originally acquired beneficial ownership of their respective Shares for purposes of exerting influence over the direction of the Company and filling then-extant vacancies on the Company’s board of directors after nominating Messrs. Mashinsky and Marmon and another individual for election to the Company’s board of directors. Since that time, Mr. Mashinsky was elected to the Company’s board of directors, but no other such nominee was elected. Because Mr. Marmon was not elected to the Company’s board of directors, he is no longer a member of the filing group, as provided in that certain “Amended and Restated Joint Filing Agreement,” a copy of which is attached hereto as Exhibit A.

Since Mr. Mashinsky’s election, with regard to the Mashinsky Reporting Persons generally, they continue to routinely monitor the performance of their investments in the Company, including evaluating the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant aspects of its affairs. Depending on such evaluations, the Mashinsky Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them.

With regard to the Mashinsky Reporting Persons in particular, in order to pursue their desired goal of improving the Company’s overall financial condition and competitive position and increasing stockholder value, they expect to develop plans and propose changes regarding the Company’s current direction, which they do not believe to be optimal. Mr. Mashinsky believes that the fact that certain of the Company’s competitors are growing at a much faster rate underscores the need for aggressive action.  As indicated in the Original Schedule 13D, Mr. Mashinsky has made various recommendations to the Company’s management and board of directors. However, while the Company’s Board of Directors has accepted certain of his recommendations, management and the board have not, as of yet, shown an inclination to pursue those recommendations Mr. Mashinsky believes are most important nor have they indicated the reasons they have not done so. The Mashinsky Reporting Persons will continue to press for such changes as they believe to be in the best interests of the Company and its stockholders, even though there have been significant disputes with Mr. Mashinsky on the part of the Company’s management and in certain cases its board of directors (including disagreements that are the subject of judicial proceedings initiated by the Company). Accordingly, in compliance with applicable laws, the Mashinsky Reporting Persons will continue to seek the views of and hold active discussions with the Company’s board of directors and its officers and any other representatives (including legal counsel) to the extent they are willing to do so, as well as its stockholders and other appropriate persons regarding the Company’s affairs, strategic alternatives, or possible relationships with the Company.

Plans or proposals of the Mashinsky Reporting Persons in furtherance of increasing stockholder value and improving the Company’s financial condition and strategic alternatives may include (without being limited to) changes to the Company’s charter and/or by-laws, changes to the current composition of the management and board of directors, and changes to the current business model, plans, policies, operations, capital structure and business of the Company, including a possible acquisition of or by the Issuer,  other business combinations, sale of the Company’s business  or other extraordinary transactions involving the Issuer. In connection with these and/or other plans or proposals the Mashinsky Reporting persons may develop, the Mashinsky Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company or third persons concerning the foregoing and participate in any of the foregoing transactions and may enter into agreements with the Company or such third person in connection with those negotiations and proposals.

Without limiting the generality of the foregoing, the Mashinsky Reporting Persons expect to make an offer to acquire the Company in one transaction or in a series of related transactions. Such offer may involve only the Mashinsky Reporting Persons or, more likely, the Mashinsky Reporting Persons together with such other persons as may be identified, and may take the form of an offer to purchase a controlling interest in the Company’s common stock, an offer to acquire all or substantially all of the Company’s assets, or such other form as the Mashinsky Reporting Persons may determine in consultation with their financial, legal, tax and other professional advisors. The consummation of any such transaction would likely be conditioned on the securing of necessary financing.

Except as set forth herein, the Mashinsky Reporting Persons do not have any other plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Mashinsky Reporting Persons reserve the right to formulate other plans or proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Company.

Item 5 of the Original 13D is amended and supplemented as follows:

(a)  Mr. Mashinsky directly owns an aggregate of 20,320 Shares (the “Mashinsky Shares”), or approximately 0.1% of the aggregate issued and outstanding Shares (based upon 25,855,140 Shares issued and outstanding as of September 30, 2006). Mr. Mashinsky indirectly owns, through direct ownership by Governing Dynamics of which he is the sole member, 1,626,089 Shares (the “GD Shares”), or approximately 6.3% of the aggregate issued and outstanding Shares (based upon 25,855,140 Shares issued and outstanding as of September 30, 2006). Neither Lee Reporting Person owns any Shares.

(b)  Mr. Mashinsky has the sole power to vote or direct to vote of, and to dispose or direct the disposition of, the Mashinsky Shares. Mr. Mashinsky and Governing Dynamics together have the shared power to vote or direct to vote of, and to dispose or direct the disposition of, the GD Shares.

(c)  No Reporting Person has effected any transaction involving the Company’s securities within the sixty (60) preceding days, except that Ms. Lee sold 50,000 Shares on October 26, 2006 and 150,000 Shares on October 27, 2006, all at a price of US$5.50 per Share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth, or incorporated by reference, in Item 3 of this Amendment is hereby incorporated in this Item 6.

Item 7.Material to be filed as Exhibits

Exhibit No.	Exhibit

E	Amended and Restated Joint Filing Agreement, dated as of December 15, 2006, by and among Alex Mashinsky, Governing Dynamics Investments, LLC, Thai Lee and the Thai Lee 2003 GRAT Agreement A
F	Confirmatory Negotiable Promissory Note in the amount of $3,500,000 payable by Alex Mashinsky to Thai Lee.
G	Confirmatory Negotiable Promissory Note in the amount of $1,600,000 payable by Alex Mashinsky to Thai Lee.
H	Confirmatory Negotiable Promissory Note in the about of $2,000,000 payable by Alex Mashinsky to the Thai Lee 2003 GRAT Agreement A.
I	Confirmatory Negotiable Promissory Note in the amount of $350,000 payable by Alex Mashinsky to Thai Lee.
J	Confirmatory Negotiable Promissory Note in the amount of $2,622,008.39 payable by Alex Mashinsky to Thai Lee.
K	Confirmatory Pledge Agreement, dated as of December 15, 2006, between Alex Mashinsky and Thai Lee.
L	Confirmatory Pledge Agreement, dated as of December 15, 2006, between Alex Mashinsky and the Thai Lee 2003 GRAT A Trust.
M	Schedule of Transactions in the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2006                                                               GOVERNING DYNAMICS INVESTMENTS, LLC

By: /s/ Alex Mashinsky_____________________
Alex Mashinsky,
Sole member and manager

/s/ Alex Mashinsky_____________________
Alex Mashinsky (individually)

THAI LEE 2003 GRAT AGREEMENT A

By: /s/ Thai Lee_____________________
Thai Lee, Trustee

/s/ Thai Lee_____________________
Thai Lee(individually)

EXHIBIT E

AMENDED AND RESTATED JOINT FILING AGREEMENT

Alex Mashinsky, Governing Dynamics Investments, LLC, Thai Lee and Thai Lee 2003 Grat Agreement A, each hereby agrees to, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith , and any amendment thereto, relating to the shares of common stock, $0.001 par value per share, of Arbinet-thexchange, Inc. are, and will be, filed jointly on behalf of such person. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but of all which together shall constitute one and the same instrument.

GOVERNING DYNAMICS
INVESTMENTS, LLC

By: /s/ Alex Mashinsky_____________________
Alex Mashinsky,
Sole member and manager

/s/ Alex Mashinsky_____________________
Alex Mashinsky (individually)

THAI LEE 2003 GRAT AGREEMENT A

By: /s/ Thai Lee_____________________
Thai Lee, Trustee

/s/ Thai Lee_____________________
Thai Lee(individually)